SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                       ----------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



FUTUREMEDIA PLC,
an English public limited company


By: /s/ George O'Leary
    -------------------------------
    George O'Leary
    Chief Executive Officer

Date:  December 12, 2007

                                                                          [LOGO]

  Futuremedia's Button Group Creates Four Major Exhibition Designs for Global
                        Relationship Management Company

  Designs Created for Convergys' Appearance at Four Trade Shows Spanning Three
                          Different Continents in 2007

London - December 12, 2007 - Button Group, a Futuremedia plc (NasdaqCM: FMDA) company, announced today that it created four exhibition designs for Convergys, a global leader in relationship management, during 2007. The international shows where Button provided exhibition support include: 3GSM World Congress Barcelona, GSM Middle East & Gulf Dubai, FutureCom Brazil and Mobile Asia Congress Macau.

Button has worked with Convergys in the design and creation of its exhibition stands since 2005. Most recently, Button has helped with the positioning and roll-out of Convergys' re-branding. In all of these projects Button has demonstrated its ability to operate successfully at a global level and meet the expanding needs of its client.

"We have worked with Button for a number of years, during which time they have provided considerable support to us at a number of global trade shows, providing a consistently high standard of creative. I look forward to continuing to work with Button on future projects," said Rachel Hobson, Events Manager at Convergys.

"This exemplifies Button's current growth strategy in which we work with existing clients in multiple markets across the globe. Convergys is a leader in the industry and we are very excited to work with them at these four major international shows," stated George O'Leary, CEO of Futuremedia. Convergys is the global leader in relationship management. For 25 years, Convergys' unique combination of domain expertise, operational excellence, and innovative technologies has delivered process improvement and actionable business insight to clients that now span more than 70 countries and 35 languages.

About Button Group plc

Button Group is a leading design, exhibition and events agency. With offices in London, Cannes and Los Angeles, it has worldwide experience creating and delivering projects across a range of industries including: IT and Telecommunications, Finance and Banking, Property, Television and Entertainment, Travel and Tourism, Food and Drink, Media and Publishing, Fashion and Beauty. With a proven track record spanning over three decades, Button combines two and three-dimensional designs to provide creative solutions in the production and management of branded environments and content. Clients include Anheuser Busch, BlackBerry, CBS Paramount, Lend Lease, Microsoft, NBC Universal, National Football League, Sony Ericsson and Union Properties. For more information, visit www.buttonplc.com.

Button Group is a division of Futuremedia plc. Futuremedia plc is a global media company providing online education, design, exhibition and event services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, Futuremedia helps its clients to communicate their values, product and brand information to employees, customers and industry, and believes that education, or learning, is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Group plc. For more information, visit www.futuremedia.co.uk.

Contact:
Jenna Focarino/Brian O'Keefe
Brainerd Communicators, Inc.
(212) 986-6667